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03022959

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hip Interactive Corp.

*CURRENT ADDRESS

**FORMER NAME PROCESSED

JUN 30 2003

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34720 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/23/03

82-34720

AR/S
3-31-03

Hip Interactive Corp.

Consolidated Financial Statements
March 31, 2003 and 2002
(in thousands of Canadian dollars)

Financial Statement Responsibility

Management is responsible for the preparation of the accompanying consolidated financial statements and all other information contained in the Annual Report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, which involve management's best estimates and judgments based on available information.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable for preparing financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board. The Committee meets periodically with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged and to recommend approval of the consolidated financial statements to the Board.

PricewaterhouseCoopers LLP serves as the Company's auditors. PricewaterhouseCoopers LLP's report on the accompanying consolidated financial statements follows. Their report outlines the extent of their examination as well as an opinion on the consolidated financial statements.

Arindra Singh(signed)
President and Chief Executive Officer

Peter Lee (signed)
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway, Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

May 9, 2003

Auditors' Report

To the Shareholders of
Hip Interactive Corp.

We have audited the consolidated balance sheets of **Hip Interactive Corp.** as at March 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Hip Interactive Corp.

Consolidated Balance Sheets

As at March 31, 2003 and 2002

(in thousands of Canadian dollars)

	2003 $	2002 $
Assets		
Current assets		
Cash	3,300	637
Accounts receivable	41,614	19,937
Inventory	27,936	20,371
Prepaids and other assets	4,860	2,212
Future income taxes (note 13)	680	3,381
Current portion of notes receivable (note 4)	362	486
Current assets of discontinued operations (note 18)	-	120
	78,752	47,144
Notes receivable (note 4)	615	1,405
Property and equipment (note 5)	7,884	6,393
Future income taxes (note 13)	430	1,797
Goodwill (note 6)	22,685	17,818
Long-term assets of discontinued operations (note 18)	-	70
	110,366	74,627
Liabilities		
Current liabilities		
Bank indebtedness (note 7)	-	4,177
Accounts payable and accrued liabilities	59,887	35,942
Income taxes payable (note 13)	2,379	77
Current portion of capital lease obligations (note 8)	1,017	1,271
Current liabilities of discontinued operations (note 18)	101	276
Provision for loss on discontinued operations (note 18)	-	1,186
	63,384	42,929
Capital lease obligations (note 8)	202	684
Future income taxes (note 13)	280	199
	63,866	43,812
Shareholders' Equity		
Capital stock (note 11)	39,508	38,162
Other equity (note 11)	6,031	3,621
Contributed surplus (note 11)	3,362	2,450
Deficit	(2,401)	(13,418)
	46,500	30,815
	110,366	74,627

Commitments and contingencies (note 14)

Approved by the Board of Directors

J. Wright (signed) Director

R. Grogan (signed) Director

Hip Interactive Corp.

Consolidated Statements of Operations

For the years ended March 31, 2003 and 2002

(in thousands of Canadian dollars, except per share amounts)

	2003 $	2002 $
Sales	361,271	271,326
Cost of sales	319,461	244,593
Gross profit	41,810	26,733
Expenses		
Selling, general and administrative	20,380	20,678
Other - net (note 9)	416	5,148
Interest - net	1,313	1,621
Amortization of property and equipment	1,893	1,764
	24,002	29,211
Earnings (loss) from continuing operations before income taxes	17,808	(2,478)
Income taxes (note 13)	6,791	(2,111)
Earnings (loss) from continuing operations	11,017	(367)
Discontinued operations (note 18)	-	(2,157)
Net earnings (loss) for the year	11,017	(2,524)
Earnings (loss) per share from continuing operations (note 10)		
Basic	0.22	(0.01)
Diluted	0.20	(0.01)
Earnings (loss) per share from continuing and discontinued operations (note 10)		
Basic	0.22	(0.06)
Diluted	0.20	(0.06)

Hip Interactive Corp.

Consolidated Statements of Deficit

For the years ended March 31, 2003 and 2002

(in thousands of Canadian dollars)

	2003 $	2002 $
Deficit - Beginning of year	13,418	3,483
Net (earnings) loss for the year	(11,017)	2,524
Goodwill impairment (note 6)	-	7,411
Deficit - End of year	2,401	13,418

Hip Interactive Corp.

Consolidated Statements of Cash Flows
For the years ended March 31, 2003 and 2002

(in thousands of Canadian dollars)

	2003 $	2002 $
Cash provided by (used in)		
Operating activities		
Net earnings (loss) for the year	11,017	(2,524)
Items not affecting cash		
Amortization of property and equipment	1,893	1,764
Provision against notes receivable from PC At Home	604	-
Future income taxes	4,149	(3,330)
Writedown of property and equipment	-	2,015
Writedown of portfolio investment	-	755
Loss on sale of PC At Home	-	240
Loss on sale of Microplay assets	-	478
Other non-cash items	-	(77)
Loss on discontinued operations	-	2,157
	17,663	1,478
Net change in non-cash working capital balances (note 17)	(6,948)	(825)
	10,715	653
Financing activities		
Capital lease obligations	(736)	245
Issuance of Common Shares - net of share issue costs	352	4,087
Decrease in bank indebtedness	(4,177)	(1,581)
Repayments from shareholders	-	(725)
Decrease in minority interest	-	(225)
	(4,561)	1,801
Investing activities		
Acquisition of Tévica Inc. - net of cash acquired	(603)	-
Purchase of property and equipment	(3,421)	(2,022)
Proceeds on sale of assets	153	205
Repayments (issuance) of notes receivable	310	(1,891)
Investing activities of discontinued operations	70	-
	(3,491)	(3,708)
Increase (decrease) in cash	2,663	(1,254)
Cash - Beginning of year	637	1,891
Cash - End of year	3,300	637

Supplementary cash flow information (note 17)

(in thousands of Canadian dollars)

1 The Company

Hip Interactive Corp. (the Company) was incorporated on July 13, 1999 under the Ontario Business Corporations Act and commenced operations on December 9, 1999. The Company sells video games, related products and movies to retailers across North America and is comprised of the following six business segments:

(1) Video games (hardware, software and first party accessories);

(2) PC games (software and logistics services);

(3) Movies (VHS and DVD);

(4) Publishing (software);

(5) Hip gear (proprietary line of accessories); and

(6) Hip coin (operator and distributor of coin operated games).

2 Summary of significant accounting policies

Accounting principles

These consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. At March 31, 2003, the principal subsidiaries of the Company include Hip Interactive Inc. (formerly Hip Interactive Canada Inc.), Tévica Inc. and Hip Coin Inc. (formerly Microplayground Entertainment Inc.).

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, provision for customer returns and allowances, and accrued liabilities. Actual results could differ from those estimates.

Prepaids and other assets

Prepaids and other assets include payments to suppliers in relation to publishing contracts, which are generally amortized as a percentage of sales.

(in thousands of Canadian dollars)

Inventory

Inventory is comprised of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Property and equipment

Property and equipment are stated at the lower of acquisition cost and net recoverable amount. Amortization is provided at the following methods and rates:

Office equipment and furniture	20% to 30%	declining balance
Computer equipment	30%	declining balance
Computer equipment under capital lease	30%	declining balance
Computer software	30% to 100%	declining balance
Arcade video game equipment	4 to 8 years	straight-line
Arcade video game equipment under capital lease	4 to 8 years	straight-line
Leasehold improvements	life of lease	straight-line

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss for long-lived assets is based on the fair value of the asset.

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired.

Effective April 1, 2001, the Company adopted the new recommendations of CICA Handbook Section 3062 with respect to accounting for goodwill. Under this method, goodwill will no longer be amortized but will be subject to an annual evaluation to determine if an impairment in value has occurred. Such evaluation is based on comparing the fair value of the reporting unit to the fair value of goodwill, determined by completing an allocation of the fair value of the reporting unit to all recognized and unrecognized assets resulting in a notional fair value of goodwill which is compared to the carrying value. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. The second step requires the Company to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill to measure the amount of impairment loss, if any.

Prior to this new recommendation, the Company amortized goodwill on a straight-line basis over periods varying between ten and twenty years.

In 2002, under the transitional provisions of the standard, a transitional goodwill impairment test was carried out, and the resultant impairment in the carrying value of goodwill was recorded as a charge to opening deficit (note 6).

(in thousands of Canadian dollars)

Revenue recognition

Revenue from distribution sales of video games, PC games and movies, hardware and related accessories sold by the Company's distribution operations is recognized when the products are shipped, the price is fixed and determinable and collection is reasonably assured. Provisions for the estimated level of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue.

Revenue from coin-operated arcade video game equipment is recognized on a cash basis.

Cost of sales

Included in cost of sales are rebates received from suppliers, which are recorded as earned based on contractual arrangements with suppliers.

Foreign currency translation

Transactions denominated in foreign currencies are translated using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheets dates, whereas other non-monetary assets and liabilities are translated at monthly average rates prevailing at the respective transaction dates. Revenue and expenses are translated at monthly average rates prevailing throughout the year, except for amortization, which is translated at exchange rates prevailing when the related assets were acquired. Exchange gains and losses are reflected in the statements of operations.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws. Valuation allowances are established, where necessary, to reduce future tax assets to the amounts expected to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted monthly average number of Common Shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential Common Shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

Share-based compensation

Commencing April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based compensation and other stock-based payments. The new recommendation recommends that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of stock options awarded to

(in thousands of Canadian dollars)

employees, it is permissible to use either the fair value method, the intrinsic value method or not to account. However, if the intrinsic method or no accounting method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value method been applied.

The Company has chosen not to account for stock options. Accordingly, no compensation cost is recorded in the accounts for its stock option plan and the requisite pro forma disclosures are made (note 12). Proceeds arising from the exercise of stock options are credited to share capital.

3 Business acquisition

On August 30, 2002, the Company acquired all of the outstanding shares of Tévica Inc., a distributor of VHS and DVD movies. The acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of operations from the date of acquisition. The total purchase price of $1,561 is summarized as follows:

	$
Cash payment	950
Contingent consideration paid during the period	473
Transaction costs	138
	1,561

The purchase price was allocated as follows:

	$
Cash acquired	958
Accounts receivable	6,758
Inventory	1,460
Prepaids and other assets	50
Accounts payable and accrued liabilities	(8,370)
Property and equipment	116
Goodwill	589
	1,561

Under the terms of the purchase agreement, the Company is required to make payments as contingent consideration to the former shareholders of Tévica Inc. based on working capital and certain earnings targets to a maximum of $2,238 over the next three years. During the year, the Company made payments of $473 relating to these targets. The remaining contingent consideration will be recorded as an increase in goodwill when the amount of contingency has been resolved and the consideration is issuable.

(in thousands of Canadian dollars)

4 Notes receivable

	2003 $	2002 $
Microplay (a)	707	877
PC At Home (b)	-	651
Putting Edge (c)	270	363
	977	1,891
Less: Current portion	362	486
	615	1,405

a) On January 7, 2002, the Company sold substantially all of the assets of its wholly owned subsidiary, Microplay Entertainment and Video Centres Inc. (Microplay), for proceeds totalling $1,305 comprised of cash consideration of $205 and a promissory note receivable for the balance payable in annual instalments of $170 per annum over the next four years with the balance payable at the end of year five. The promissory note bears interest at 5% per annum and is secured by a general security agreement over the Microplay assets. The Company may receive additional consideration of up to $250 by November 2003, based on the purchaser achieving certain revenue thresholds related to the acquired assets. Additional contingent consideration has not been recognized and will be recorded, when received, as a gain on sale. Accordingly, the Company realized a loss on disposal of $478 in fiscal 2002 (note 9).

b) Effective April 1, 2001, the Company sold its 51% interest in PC At Home to its previous owners for proceeds totalling $709 (US$450), realizing a loss of $240 in fiscal 2002 (note 9). The proceeds consist of a promissory note receivable payable in annual instalments over the next two years. On August 13, 2002, PC At Home filed a Voluntary Petition under the United States Bankruptcy Code. Consequently, the Company has recorded a provision of $604 representing 100% of the outstanding balance.

c) During the year, the Company advanced $120 (2002 - $400) to Putting Edge, a company owned 50% by a director of Hip. The loan is repayable over a period of 30 months, bears interest at 10% per annum and is unsecured. The Company has a commitment to advance an additional $520 to Putting Edge.

(in thousands of Canadian dollars)

5 Property and equipment

			2003
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Office equipment and furniture	2,016	(792)	1,224
Computer equipment	1,587	(756)	831
Computer equipment under capital lease	435	(150)	285
Computer software	1,757	(361)	1,396
Arcade video game equipment	5,131	(3,362)	1,769
Arcade video game equipment under capital lease	2,720	(841)	1,879
Leasehold improvements	883	(383)	500
	14,529	(6,645)	7,884

			2002
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Office equipment and furniture	1,026	(323)	703
Computer equipment	1,154	(289)	865
Computer equipment under capital lease	435	(80)	355
Computer software	274	(199)	75
Arcade video game equipment	4,263	(2,549)	1,714
Arcade video game equipment under capital lease	2,875	(671)	2,204
Leasehold improvements	700	(223)	477
	10,727	(4,334)	6,393

(in thousands of Canadian dollars)

6 Goodwill

	$
Balance - March 31, 2001	24,663
Transitional impairment	(7,411)
Conversion of series A preference shares (note 11(ii))	884
Other impairment	(318)
Balance - March 31, 2002	17,818
Acquisition of Tévica Inc. (note 3)	589
Conversion of series A preference shares (note 11(ii))	4,278
Balance - March 31, 2003	22,685

The Company adopted the recommendations of CICA Handbook Section 3062 as of April 1, 2001. The Company completed the initial step of the transitional impairment test of its goodwill and determined that, based on an assessment of the fair values of the goodwill relating to its Interactive Media and Microplay reporting units compared to the carrying values, a goodwill impairment loss was required. The Company completed the final step of the transitional impairment test and, in accordance with the standard, the resulting impairment loss of $7,411 was charged to opening deficit as at April 1, 2001.

7 Bank indebtedness

Pursuant to a loan agreement dated May 14, 2001 and amended September 12, 2002, the Company has a committed revolving loan facility to April 30, 2006 with the following basic terms and conditions.

At any time the maximum amount that the Company can borrow is the lesser of:

a) $30,000; and

b) an amount equal to the sum of:

   i) 75% of eligible accounts receivable less than 90 days old, plus;

   ii) the lesser of (a) 50% of the value of finished goods held for resale or (b) 80% of the liquidation value of such finished goods or (c) the sum of $10,000; less

   iii) any availability reserves that the lender may determine.

The loan bears interest at prime rate plus 0.25% (2002 - 0.5%) per annum and is secured by a general security agreement with a first charge against all of the assets of the Company.

As at March 31, 2003, the Company has a $nil balance on the loan facility (March 31, 2002 - $4,177).

(in thousands of Canadian dollars)

8 Obligations under capital leases

The Company has entered into leasing agreements for computer equipment and arcade video game equipment. The following is a summary of the future minimum lease payments under these capital leases expiring at various dates, together with the present balance of the obligations:

	$
2004	1,017
2005	202
	1,219
Less: Current portion	1,017
	202

The capital leases bear interest at varying rates between 7.5% to 13.0% and are secured by the related equipment.

9 Other expenses

Included in other expenses in the statements of operations are the following items:

	2003 $	2002 $
Provision against PC At Home note receivable (note 4(b))	604	-
Gain on settlement of lease	(449)	-
Provision for integration costs	261	-
Writedown of Hip Coin (formerly Microplayground) arcade video game equipment	-	2,015
Writedown of portfolio investment	-	755
Loss on disposal of Microplay (note 4(a))	-	478
Provision for severance costs	-	1,056
Aborted acquisition costs	-	292
Loss on disposal of PC At Home (note 4(b))	-	240
Head office relocation and other	-	312
	416	5,148

(in thousands of Canadian dollars)

10 Earnings per share

The calculation of basic and diluted earnings per share is as follows:

	March 31, 2003		
	Earnings $	**Weighted average number of common shares '000s**	**Per share amount $**
Basic earnings per share	11,017	50,536	0.22
Effect of dilutive securities			
Options	-	248	-
Series A preference shares which are convertible	-	4,153	(0.02)
Diluted earnings per share	11,017	54,937	0.20

	March 31, 2002		
	Loss $	**Weighted average number of common shares '000s**	**Per share amount $**
Basic loss per share from continuing operations	(367)	43,460	(0.01)
Effect of dilutive securities			
Options	-	409	-
Series A preference shares which are convertible	-	1,067	-
Diluted loss per share from continuing operations			
Income available to common shareholders	(367)	44,936	(0.01)
Basic loss per share	(2,524)	43,460	(0.06)
Effect of dilutive securities			
Options	-	409	-
Series A preference shares which are convertible	-	1,067	-
Diluted loss per share	(2,524)	44,936	(0.06)

(in thousands of Canadian dollars)

Warrants to purchase 4,480,186 (2002 - 5,734,425) Common Shares and options to purchase 3,233,201 (2002 - 3,737,634) were outstanding during the period but were excluded from the calculations of diluted earnings per share due to their anti-dilutive effect.

11 Capital stock

Authorized

An unlimited number of Common Shares
An unlimited number of preference shares, issuable in series
6,500,000 series A preference shares, non-voting, not entitled to dividends and have no preference over the Common Shares

Issued

	2003 $	2002 $
51,565,816 (2002 - 50,010,077) Common Shares	39,508	38,162
Other equity		
2,780,320 (2002 - 2,907,820) warrants issued in connection with the private placement (i)	506	529
190,466 (2002 - 337,205) broker warrants issued in connection with the private placement (i)	63	112
250,000 warrants issued in connection with the acquisition of Gamesmania Inc.	-	339
1,509,400 (2002 - 2,239,400) compensation warrants expiring December 9, 2003 in connection with a December 1999 financing	1,184	1,757
4,152,929 (2002 - 5,219,720) series A preference shares convertible into Common Shares to be issued in connection with an acquisition (ii)	4,278	884
	6,031	3,621
Contributed surplus		
2,850,800 common share purchase warrants issued in connection with a March 2000 financing	1,934	1,934
189,540 non-transferrable special brokers' warrants in connection with a March 2000 financing	176	176
600,000 warrants issued in connection with an acquisition	340	340
250,000 warrants issued in connection with an acquisition	339	-
730,000 compensation warrants in connection with a December 1999 financing	573	-
	3,362	2,450

(in thousands of Canadian dollars)

Issued and outstanding

	Number of Common Shares	$
Balance - March 31, 2001	42,577,459	33,367
Issued in connection with private placement (i)	5,815,639	3,538
Issued on conversion of series A preference shares	1,280,280	1,024
Issued to employees	315,000	211
Options exercised	21,699	22
Balance - March 31, 2002	50,010,077	38,162
Common share purchase warrants exercised (i)	127,500	143
Broker warrants exercised (i)	146,739	159
Issued on conversion of series A preference shares (ii)	1,066,791	884
Issued to directors	54,710	38
Options exercised	159,999	122
Balance - March 31, 2003	51,565,816	39,508

i) On January 23 and February 21, 2002, the Company issued and sold, on a private placement basis, 5,687,214 Units and 128,425 Units, respectively. Each Unit consisted of one Common Share and one-half of one common share purchase warrant, at a price of $0.75 per unit, except for 755,000 Units issued and sold to "insiders" of the Corporation at a price of $0.80 per unit. Each whole common share purchase warrant is exercisable for one Common Share at an exercise price of $0.94 per share to July 23, 2003 and August 21, 2003, respectively.

The purchase price allocated to the 5,815,639 Common Shares was $3,538 (net of issue costs of $290) and the purchase price allocated to the 2,907,820 common share purchase warrants was $529 (net of issue costs of $43). As at year-end, 2,780,320 (2002 - 2,907,820) common share purchase warrants remain outstanding. In connection with the private placement, the Company issued 337,205 broker warrants at a price of $0.75. The fair value attributed to the broker warrants was $112. As at year-end, 190,466 (2002 - 337,205) broker warrants remain outstanding. Cash and non-cash costs associated with the private placement were approximately $333, net of tax benefit of $114.

ii) The series A preference shares are convertible into Common Shares of the Company, on a one-for-one basis, for no additional consideration based on the Video Games business achieving an earnings target for each period up to and including March 31, 2004, but only if these business units achieve pre-tax earnings in excess of $4,000 for each of the 12-month periods ended March 31, 2003 and $5,000 for the period from April 1, 2003 to March 31, 2004. Preference shares, to a maximum of 6,500,000, are convertible into one Common Share for every $2.00 of pre-tax period earnings in excess of the base amounts. Any unconverted series A preference shares at March 31, 2004 will be repurchased and cancelled by the Company for the sum of $1. At March 31, 2003, 4,152,929 (2002 - 1,066,791) representing the remainder of these unconverted series A preference shares became convertible to Common Shares as a result of this business unit earnings' performance. Accordingly, the carrying value of goodwill and the value of the series A preference shares were increased by $4,278 (2002 - $884) based on the closing price of the Company's Common Shares on March 31, 2003 of $1.03 (2002 - $0.65).

(in thousands of Canadian dollars)

12 Stock option plan

Under the terms of the stock option plan, the Company may grant options to directors, officers, employees and consultants. The maximum number of shares reserved for issuance under the plan is 8,000,000 (2002 - 8,000,000) shares. The exercise price of options issued under the plan equals the five-day weighted average closing market price of the underlying shares calculated for the five-day trading period prior to the date of the grant. Options vest one-third immediately upon the grant, one-third on the first anniversary of the grant and the final third on the second anniversary of the grant. Unless otherwise stipulated, options expire on the fifth anniversary of the date of the grant.

	2003		2002	
	Shares '000s	**Weighted average exercise price** $	**Shares** '000s	**Weighted average exercise price** $
Outstanding - Beginning of period	5,304	1.21	4,522	1.42
Granted	2,238	0.66	1,809	0.81
Exercised	(160)	0.76	(22)	1.19
Forfeited and expired	(1,177)	1.26	(1,005)	1.28
Outstanding - End of period	6,205	1.01	5,304	1.21
Options vested at period-end	4,340	1.12	3,543	1.30

The following table summarizes information about fixed stock options outstanding at March 31, 2003.

Range of exercise prices $	**Number outstanding at March 31, 2003**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $	**Number vested at March 31, 2003**	**Options exercisable - weighted average exercise price** $
$0.50 to $0.99	3,578,067	3.79	0.72	1,759,366	0.70
$1.00 to $1.49	1,663,134	1.93	1.06	1,616,965	1.06
$1.50 to $1.99	489,000	2.48	1.69	489,000	1.69
$2.00 to $2.49	115,000	0.90	2.05	115,000	2.05
$2.50 to $2.99	360,000	1.99	2.55	360,000	2.55

(in thousands of Canadian dollars)

As required, for options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share, as if the fair value based method of accounting for the share-based compensation had been applied, is shown in the chart below. Such impact, using a weighted average fair value of $0.33 per option for the 2,238,000 options granted for the year ended March 31, 2003, would approximate the following pro forma amounts:

	$
Net earnings for the year as reported	11,017
Pro forma current year compensation cost - net of tax	152
Pro forma net earnings for the year	10,865
Basic earnings per share as reported	0.22
Pro forma basic earnings per share	0.22
Diluted earnings per share as reported	0.20
Pro forma diluted earnings per share as reported	0.20

The significant assumptions made in the calculation of the weighted average fair value of the options are as follows:

Risk-free interest rate	3.5%
Expected life	3 years
Expected volatility	74%
Expected dividend yield	nil

13 Income taxes

	2003 $	2002 $
Earnings (loss) from continuing operations before income taxes	17,808	(2,478)
Combined basic federal and provincial income tax rate	37%	40%
Expected income tax expense (recovery)	6,589	(991)
Expenses not deductible for tax purposes	136	452
Change in valuation allowance	92	(1,739)
Rate adjustment due to change in substantively enacted rates	-	115
Other	(26)	52
Income tax provision (recovery)	6,791	(2,111)

(in thousands of Canadian dollars)

As at March 31, 2003, the Company has available losses for tax purposes that may be used to reduce taxable income in future years, which expire as follows:

	$
2009	843
2010	350

The significant components of future income tax assets and liabilities are summarized as follows:

	2003 $	2002 $
Share issue costs	283	495
Non-capital loss carry-forwards	430	4,040
Provisions	397	643
Difference in net book value compared to unamortized capital cost	(280)	(199)
Capital losses	248	156
Valuation allowance	(248)	(156)
Net future income tax assets	830	4,979

The valuation allowance increased by $92 during 2003. Realization of the future tax benefit is dependent upon many factors, including the Company's ability to generate taxable income within the loss carry-forward periods. Capital losses are not subject to expiry; however, the Company must generate taxable capital gains in order to utilize the capital losses. Accordingly, a valuation allowance against this amount has been recorded.

The current year's provision (recovery) is comprised of the following:

	2003 $	2002 $
Current	2,642	115
Future	4,149	(2,226)
Income tax provision (recovery)	6,791	(2,111)

(in thousands of Canadian dollars)

14 Commitments and contingencies

a) Lease commitments

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as follows:

	$
2004	1,090
2005	986
2006	439
2007	186
	2,701

b) Other commitments

(i) The Company has committed to advance an additional $520 to a company 50% owned by a director of Hip (note 4(c)).

(ii) The Company has committed to advance an additional $5,250 under publishing agreements.

c) Contingencies

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material adverse effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations in the year such loss is determinable.

(in thousands of Canadian dollars)

15 Related party transactions

The following table summarizes the Company's related party transactions during the year and balances at the end of the year. The transactions are in the normal course of operations and have been carried out on the same terms as would apply with unrelated parties.

	2003 $	2002 $
Consulting fees paid to former directors for services rendered (1)	-	174
Contractual obligations including stock options granted to former directors of the Company for consulting agreements terminated on March 31, 2002 (1)	-	611
Arcade video game equipment under capital leases from a company owned (50%) by a former director		
Lease payments made during the year	-	252
Obligation - at end of the year	-	770
Amounts advanced to a company owned (50%) by a director of the Company		
Amounts advanced	120	400
Note receivable - at end of the year (note 4(c))	270	363

(1) Included in selling, general and administrative expenses

16 Segmented information

Management has determined that there are six reportable segments: (1) Video games; (2) PC games; (3) Movies; (4) Publishing; (5) Hip gear; and (6) Hip coin. Substantially all external sales are to customers located in Canada and all property and equipment and goodwill are related to Canadian operations.

Previously, the Company reported two reportable segments and, accordingly, the prior year's comparatives have been restated.

(in thousands of Canadian dollars)

	Year ended March 31, 2003							
	Video Games $	PC Games $	Movies $	Publishing $	Hip Gear $	Hip Coin $	Corporate $	Total $
Revenue	238,246	46,362	44,778	14,372	9,242	8,271	-	361,271
Cost of sales	217,237	38,837	41,166	9,832	7,283	5,106	-	319,461
Gross profit	21,009	7,525	3,612	4,540	1,959	3,165	-	41,810
Expenses								
Selling, general and administrative	8,260	3,369	2,382	508	1,454	2,053	2,354	20,380
Other	-	-	-	-	-	-	416	416
Interest - net	-	-	-	-	-	166	1,147	1,313
Amortization of property and equipment	538	144	21	-	-	1,129	61	1,893
	8,798	3,513	2,403	508	1,454	3,348	3,978	24,002
Earnings (loss) from continuing operations before income taxes	12,211	4,012	1,209	4,032	505	(183)	(3,978)	17,808
Income taxes	-	-	-	-	-	-	6,791	6,791
Net earnings (loss) for the year	12,211	4,012	1,209	4,032	505	(183)	(10,769)	11,017
Assets	47,601	19,335	18,301	4,692	4,244	9,269	6,924	110,366
Capital expenditures	1,711	171	363	-	-	1,062	114	3,421
Goodwill								
Balance - March 31, 2002	13,159	1,279	-	-	-	3,380	-	17,818
Additions	4,278	-	589	-	-	-	-	4,867
Balance - March 31, 2003	17,437	1,279	589	-	-	3,380	-	22,685

(in thousands of Canadian dollars)

	Year ended March 31, 2002									
	Video Games $	PC Games $	Movies $	Publishing $	Hip Gear $	Hip Coin $	Microplay $	Corporate $	Discontinued operations $	Total $
Revenue	211,216	35,650	5,691	2,614	9,579	5,548	1,028	-	-	271,326
Cost of sales	197,117	28,836	5,327	2,384	7,767	2,986	176	-	-	244,593
Gross profit	14,099	6,814	364	230	1,812	2,562	852	-	-	26,733
Expenses										
Selling, general and administrative	8,644	2,966	548	120	507	1,768	1,858	4,267	-	20,678
Other	-	-	-	-	-	2,597	341	2,210	-	5,148
Interest	-	-	-	-	-	221	-	1,400	-	1,621
Amortization of property and equipment	586	154	-	-	-	711	127	186	-	1,764
	9,230	3,120	548	120	507	5,297	2,326	8,063	-	29,211
Earnings (loss) from continuing operations before income taxes	4,869	3,694	(184)	110	1,305	(2,735)	(1,474)	(8,063)	-	(2,478)
Income taxes	-	-	-	-	-	-	-	(2,111)	-	(2,111)
Earnings (loss) from continuing operations	4,869	3,694	(184)	110	1,305	(2,735)	(1,474)	(5,952)	-	(367)
Discontinued operations	-	-	-	-	-	-	-	-	(2,157)	(2,157)
Net earnings (loss) for the year	4,869	3,694	(184)	110	1,305	(2,735)	(1,474)	(5,952)	(2,157)	(2,524)
Assets										
Continuing operations	43,446	10,183	800	1,866	1,080	6,953	-	10,109	-	74,437
Discontinued operations	-	-	-	-	-	-	-	-	190	190
	43,446	10,183	800	1,866	1,080	6,953	-	10,109	190	74,627
Capital expenditures	931	-	-	-	-	1,091	-	-	-	2,022
Goodwill										
Balance - March 31, 2001	12,275	1,279	-	-	-	3,380	2,906	-	4,823	24,663
Transitional impairment	-	-	-	-	-	-	(2,588)	-	(4,823)	(7,411)
Additions	884	-	-	-	-	-	-	-	-	884
Other impairment	-	-	-	-	-	-	(318)	-	-	(318)
Balance - March 31, 2002	13,159	1,279	-	-	-	3,380	-	-	-	17,818

(in thousands of Canadian dollars)

17 Supplementary cash flow information

Net changes in non-cash working capital amounts relating to operations:

	2003 $	2002 $
Accounts receivable	(14,919)	(1,103)
Inventory	(6,105)	433
Prepaids and other assets	(2,598)	649
Accounts payable and accrued liabilities	15,575	5,261
Income taxes payable	2,302	(3,671)
Operating activities of discontinued operations	(1,203)	(2,394)
	(6,948)	(825)

Supplementary disclosures of cash flow information:

	2003 $	2002 $
Interest paid	1,063	1,298
Income taxes paid	400	3,784
Shares issued for services	38	211
Other equity issued in connection with private placements and acquisitions	4,278	1,525
Conversion of other equity into common shares - non-cash component	956	1,024
Conversion of other equity into contributed surplus	912	-

(in thousands of Canadian dollars)

18 Discontinued operations

On March 28, 2002, the Company approved a formal plan of disposal in connection with its Interactive Media business consisting of Gamesmania, a producer of an interactive entertainment E-Zine, Software Online, an E-tailer of software and video games and Elecplay.com Productions, a developer and producer of television and Internet contest. On April 17, 2002, the Company sold the assets of Elecplay.

In February 2001, the Company discontinued the operations of Operational Excellence Inc., an E-commerce solutions production and website developer.

As a result, at March 31, 2003 and 2002, the operations related to these businesses were accounted for as discontinued operations and have been segregated in the consolidated financial statements.

The results associated with the discontinued operations are summarized as follows:

			2003			2002
	Interactive Media $	Operational Excellence Inc. $	Total $	Interactive Media $	Operational Excellence Inc. $	Total $
Revenue	-	-	-	3,712	-	3,712
Loss from discontinued operations (1)	-	-	-	1,254	-	1,254
Loss on discontinuance of operations (2)	-	-	-	903	-	903
Discontinued operations	-	-	-	2,157	-	2,157
Cash and cash equivalents	-	-	-	-	26	26
Accounts receivable	-	-	-	77	-	77
Prepaids and other assets	-	-	-	-	17	17
Current assets of discontinued operations	-	-	-	77	43	120
Property and equipment	-	-	-	70	-	70
Long-term assets of discontinued operations	-	-	-	70	-	70
Accounts payable and accrued liabilities	-	101	101	9	148	157
Current portion of capital lease obligations	-	-	-	119	-	119
Current liabilities of discontinued operations	-	101	101	128	148	276
Provision for loss on discontinued operations	-	-	-	451	735	1,186

(1) 2002 - (net of tax) $647
(2) 2002 - (net of tax) $343

(in thousands of Canadian dollars)

19 Financial instruments

a) Credit risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition.

b) Fair value of financial instruments

Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. Unless otherwise indicated, the fair values of the financial instruments approximate their recorded amounts. The fair values of cash, accounts receivable and accounts payable and accrued liabilities approximate recorded amounts because of the short period to payment or receipt of cash.

20 Economic dependence

Approximately 30% (2002 - 36%) of the Company's purchases relate to products manufactured and published by one company.

21 Comparative figures

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

FOR IMMEDIATE RELEASE **May 14, 2003**

HIP INTERACTIVE CORP. NOTIFICATION OF YEAR-END RESULTS AND CONFERENCE CALL AND WEBCAST

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced it will release its fiscal 2003 results before market opens on Tuesday, May 20, 2003.

In conjunction with the release, Hip will host an investor conference call and webcast at 10:00 a.m. (Toronto time) on Tuesday, May 20, 2003 to review the company's financial results. Participants can call 416-640-4127 (local) or 800-814-3911 (long distance). The audio webcast will be available on Hip's website (www.hipinteractive.com — Media — Upcoming). A replay of the call will be available one hour after the call until midnight on May 27, 2003. To access the replay, call 416-640-1917 – passcode 21000708#. The webcast will be available for 30 days following the live call.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment, including PC and video games, movies, video arcade games, and proprietary games (Hip Games) and accessories (Hip Gear). The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,752,900 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

03 MAY 29 AM 7:21

FOR IMMEDIATE RELEASE **May 20, 2003**

HIP INTERACTIVE CORP. DELIVERS $11 MILLION IN NET EARNINGS AND 33% GROWTH WITH ANNOUNCEMENT OF FISCAL 2003 ANNUAL RESULTS

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, including video games, PC games, accessories and movies, today announced results for its fiscal year ended March 31, 2003. Sales for fiscal 2003 were $361.3 million compared to $271.3 million for fiscal 2002, an increase of 33.2%. Gross margin increased from 9.9% for fiscal 2002 to 11.6% in fiscal 2003 as the Company has been successful in growing its higher margin businesses. While sales increased by 33%, the Company kept operating expenses flat to last year. Operating expenses, as a percentage of sales, decreased from 7.6% for fiscal 2002 to 5.6% for fiscal 2003. This was achieved largely as a result of the cost reduction initiatives instituted during early fiscal 2003. Net earnings grew to $11.0 million, or 22 cents per share, compared to a loss of $2.5 million or 6 cents per share for fiscal 2002.

"We could not be more pleased with our results for this fiscal year," said Arindra Singh, President and Chief Executive Officer of Hip. "We made a commitment to our shareholders to achieve between $10 and $11 million in net earnings and we have delivered on that commitment."

Mr. Singh added, "Over the last 18 months the Company has established a strategy for growth and creating shareholder value. This strategy included: (1) exiting non-performing businesses, (2) focusing on higher margin businesses, (3) pursuing cost reduction initiatives, and (4) improving working capital management. We have been successful in executing on all of these strategies. We have made significant progress over the past year and a half, and we believe that there is still considerable opportunity to create additional incremental shareholder value in fiscal 2004 and future years."

Sales of Hip Gear Triple & Publishing Business Booming

"We are particularly delighted with the growth in our Hip Gear and Publishing businesses," added Mr. Singh. "We have made significant progress in our Hip Gear accessories business as sales of Hip Gear branded accessories more than tripled from $1.9 million in 2002 to $6.2 million in 2003.

"In addition, sales in our Publishing business grew by more than five times from $2.6 million in 2002 to $14.4 million in 2003. To achieve this growth, we secured exclusive distribution rights for the North American market for 29 titles including *Duke Nukem: Manhattan Project*, *Divine Divinity*, *Marine Sharpshooter* and *American Conquest*. We also obtained an exclusive license to publish PC educational and productivity software under The Learning Company and Broderbund brands for the Canadian market.

We look forward to continued solid growth in both of these strategic higher margin business in 2004."

Company Overall

Mr. Singh concluded, "While we have accomplished our objectives for fiscal 2003, management and employees are focused on executing on our strategies and on delivering double digit earnings growth for fiscal 2004."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON TUESDAY, MAY 20, 2003 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. PARTICIPANTS CAN CALL 416-640-4127 (LOCAL) OR 800-814-3911 (LONG DISTANCE). THE AUDIO WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM — MEDIA — UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON MAY 27, 2003. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 21000708#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games (Hip Games) and accessories (Hip Gear). The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software and accessories. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 51,752,900 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts

For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.

PHONE: (905) 362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. – Consolidated Balance Sheet

(in $ thousands)

		As at March 31 2003	As at March 31 2002
Assets	Current assets		
	Cash	$ 3,300	$ 637
	Accounts receivable	41,614	19,937
	Inventory	27,936	20,371
	Prepaids and other assets	4,860	2,212
	Future income taxes	680	3,381
	Current portion of notes receivable	362	486
	Current assets of discontinued operations	--	120
		78,752	47,144
	Notes receivable	615	1,405
	Property and equipment	7,884	6,393
	Future income taxes	430	1,797
	Goodwill	22,685	17,818
	Long-term assets of discontinued operations	--	70
		110,366	**74,627**
Liabilities	Current liabilities		
	Bank indebtedness	--	4,177
	Accounts payable and accrued liabilities	59,887	35,942
	Income taxes payable	2,379	77
	Current portion of capital lease obligations	1,017	1,271
	Current liabilities of discontinued operations	101	276
	Provision for loss on discontinued operations	--	1,186
		63,384	42,929
	Capital lease obligations	202	684
	Future income taxes	280	199
		63,866	43,812
Shareholders' Equity	Capital stock	39,508	38,162
	Other equity	6,031	3,621
	Contributed surplus	3,362	2,450
	Deficit	(2,401)	(13,418)
		46,500	30,815
		110,366	**74,627**

Hip Interactive Corp. – Consolidated Statement of Operations	**Years Ended March 31**	
(in $ thousands except per share amounts)	**2003**	**2002**
Sales	$ 361,271	$ 271,326
Cost of sales	319,461	244,593
Gross profit	41,810	26,733
Selling, general and administrative expenses	20,380	20,678
Other expenses	416	5,148
Interest expense – net	1,313	1,621
Amortization of property and equipment	1,893	1,764
Earnings (loss) from continuing operations before income taxes	17,808	(2,478)
Income taxes	6,791	(2,111)
Earnings (loss) from continuing operations	11,017	(367)
Loss from discontinued operations	--	(2,157)
Net earnings (loss) for the year	**11,017**	**(2,524)**
Earnings (loss) per share from continuing operations		
Basic	$0.22	$(0.01)
Diluted	$0.20	$(0.01)
Earnings (loss) per share from continuing and discontinued operations		
Basic	$0.22	$(0.06)
Diluted	$0.20	$(0.06)

Hip Interactive Corp. – Consolidated Statement of Cash Flows

(in $ thousands)

Cash provided by (used in)		Years Ended March 31	
		2003	**2002**
	Operating Activities:		
	Net earnings (loss) for the year	11,017	(2,524)
	Items not affecting cash:		
	Amortization of property and equipment	1,893	1,764
	Provision against notes receivable from PC At Home	604	--
	Future income taxes	4,149	(3,330)
	Writedown of property and equipment	--	2,015
	Writedown of portfolio investment	--	755
	Loss on sale of PC At Home	--	240
	Loss on sale of Microplay assets	--	478
	Other non-cash items	--	(77)
	Loss on discontinued operations	--	2,157
		17,663	1,478
	Net change in non-cash working capital balances	(6,948)	(825)
		10,715	653
	Financing Activities		
	Capital lease obligations	(736)	245
	Issuance of Common Shares – net of share issue costs	352	4,087
	Decrease in bank indebtedness	(4,177)	(1,581)
	Repayments from shareholders	--	(725)
	Decrease in minority interest	--	(225)
		(4,561)	1,801
	Investing Activities		
	Acquisition of Tévica Inc. – net of cash acquired	(603)	--
	Purchase of property and equipment	(3,421)	(2,022)
	Proceeds on sale of assets	153	205
	Repayments (issuance) of notes receivable	310	(1,891)
	Investing activities of discontinued operations	70	--
		(3,491)	(3,708)
	Increase (decrease) in cash	2,663	(1,254)
	Cash – Beginning of year	637	1,891
	Cash – End of year	3,300	637

Hip Interactive Corp. - Supplementary Information

Sales

in $ millions	Year ended March 31, 2003	Year ended March 31, 2002	$ Increase	% Increase
Video Games	$ 238.2	$ 211.2	$ 27.0	13%
PC Games*	46.4	35.7	10.7	30%
Movies**	44.8	5.7	39.1	686%
Publishing	14.4	2.6	11.8	454%
Hip Gear ***	9.2	9.6	- 0.4	-4%
Hip Coin	8.3	5.5	2.8	51%
Microplay	-	1.0	-1.0	-100%
	$ 361.3	**$ 271.3**	**90.0**	**33%**

* PC Games includes sales from Logistics Services business

** Movies business includes the results of Tévica Inc., acquired August 30, 2002

*** Hip Gear accessories business results include sales of proprietary Hip Gear accessories, bundled game software, and for the prior year, sales of value priced third party accessory merchandise.

Hip Gear Sales are comprised of:

In $ millions	2003	2002
Hip Gear accessories	6.2	1.9
Bundled software	3.0	5.1
3rd Party value priced accessories	-	2.6
	9.2	9.6

Pre-Tax Earnings from Continuing Operations

in $ millions	Year ended March 31, 2003	Year ended March 31, 2002	$ Increase
Video Games	$ 12.2	$ 4.9	$ 7.3
PC Games	4.0	3.7	0.3
Movies	1.2	(0.2)	1.4
Publishing	4.0	0.1	3.9
Hip Gear	0.5*	1.3	(0.8)
Hip Coin	(0.2)	(2.7)	2.5
Microplay	-	(1.5)	1.5
Corporate	(3.9)	(8.1)	4.2
	$ 17.8	**$ (2.5)**	**$ 20.3**

(*) includes $0.5 million cost of obtaining Comp USA as a customer.

Balance Sheet Ratios

	as at March 31, 2003	2002
Days sales in Accounts Receivable	46 days	35 days
Days purchases in Accounts Payable	68 days	50 days
Inventory Turnover	11.5 times	11.4 times

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Hip Interactive Corp.

Participation Fee for the Financial Year Ending: March 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		51,565,816	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	0.75	
Market value of class or series	=	$38,674,362	
			$38,674,362(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$38,674,362
Total fee payable in accordance with Appendix A of the Rule			$2,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit

Contributed surplus

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

HIP INTERACTIVE CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the fiscal year ended March 31, 2003, compared with the year ended March 31, 2002, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risks Factors".

Overview

Hip Interactive Corp. ("Hip" or the 'Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game products and movies to retailers across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software and logistics services), (3) Movies (VHS and DVD movies), (4) Publishing (software), (5) Hip Gear (accessories), and (6) Hip Coin (operator and distributor of coin operated games).

Consistent with Hip's strategy for the last 18 months, the Company remains committed to meeting and exceeding the expectations of its customers, suppliers and shareholders through the following strategies:

- Grow higher margin businesses, such as Hip Gear™ accessories and Publishing;
- Focus on cost reduction; and
- Improve working capital management.

Significant Events

On August 30, 2002 the Company acquired Tévica Inc., a Montreal-based distributor of VHS and DVD movies for cash consideration of $1.6 million. Under the terms of the purchase agreement, the Company is required to make payments as contingent consideration to the former shareholders of Tévica based on working capital and certain earnings targets to a maximum of $2.2 million over the next three years.

On September 12, 2002 the Company renegotiated certain terms of its loan facility with its lender. The term of the committed facility was extended by two years to April 30, 2006 and the interest rate on the loan was reduced by 0.25%. As at March 31, 2003, the Company had a nil balance on the loan facility.

MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Overview

Highlights of the consolidated results for 2003 compared to 2002 were:

- Sales for fiscal 2003 increased by $90.0 million or 33.2%, compared to fiscal 2002
- Gross margin percentage increased from 9.9% in 2002 to 11.6% for 2003
- Operating expenses were reduced by $0.3 million to $20.4 million and, as a percentage of sales, decreased from 7.6% in 2002 to 5.6% in 2003
- Net earnings were $11.0 million or $0.22 per basic share compared to a loss of $2.5 million or $0.06 per basic share last year

The results of operations for the year ended March 31, 2003 are summarized as follows:

	Year ended March 31	
In $ millions	**2003**	**2002**
Sales	$361.3	$271.3
Gross profit	41.8	26.7
Selling, general and administrative expenses	20.4	20.7
Other expenses	0.4	5.1
Interest expense	1.3	1.6
Amortization of property and equipment	1.9	1.8
Income taxes	6.8	(2.1)
Earnings (loss) from continuing operations	11.0	(0.4)
Loss from discontinued operations	-	(2.1)
Net earnings (loss) for the year	$11.0	$(2.5)
Earnings (loss) per share from continuing operations		
Basic	0.22	(0.01)
Diluted	0.20	(0.01)
Earnings (loss) per share from continuing and discontinued operations		
Basic	0.22	(0.06)
Diluted	0.20	(0.06)

HIP INTERACTIVE CORP.

Sales

Sales for the last three fiscal years are shown in the table and charts below:

Sales (in $ millions)	2001	2002	2003
First quarter	18.3	39.7	54.1
Second quarter	34.1	52.8	80.6
Third quarter	82.4	123.7	151.4
Fourth quarter	50.6	55.1	75.2
Total	**$185.4**	**$271.3**	**$361.3**

Annual Sales


375
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
2001
2002
2003

Quarterly Sales


160
140
120
100
80
60
40
20
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
F2001
F2002
F2003

Earnings

Earnings for the past three fiscal years are summarized in the table and charts below:

Earnings (in $ millions)	**2001**	**2002**	**2003**
First quarter	0.2	(1.0)	1.3
Second quarter	2.7	0.7	1.7
Third quarter	1.5	4.3	5.8
Fourth quarter	(8.0)	(6.5)	2.2
Total	**$(3.6)**	**$(2.5)**	**$11.0**

Annual Net Earnings


12
10
8
6
4
2
0
-2
-4
2001
2002
2003

Quarterly Net Earnings 2001 – 2003


6
4
2
0
-2
-4
-6
-8
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
F2001
F2002
F2003

Seasonality
The Company's business consists mainly of the sales of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the chart below.

Fiscal 2003 Sales Distribution by Quarter


1st Qtr
15%
4th Qtr
21%
2nd Qtr
22%
3rd Qtr
42%

RESULTS OF OPERATIONS

Sales for the year ended March 31, 2003 were $361.3 million compared to $271.3 million for the prior year, an increase of $90.0 million or 33.2%. The breakdown of sales by product category is set out below:

	Year ended March 31	
Sales in $ millions	**2003**	**2002**
Video Games	$238.2	$211.2
PC Games	46.4	35.7
Movies	44.8	5.7
Publishing	14.4	2.6
Hip Gear	9.2	9.6
Hip Coin	8.3	5.5
	$361.3	**$270.3**
Microplay*	-	1.0
Total	**$361.3**	**271.3**

* Franchise business disposed of January 2002

Gross margin for the year ended March 31, 2003 was 11.6% compared to 9.9% for the prior year. The details of gross margin by product line are set out below:

	Year ended March 31	
% of sales	**2003**	**2002**
Video Games	8.8%	6.7%
PC Games	16.2%	19.1%
Movies	8.1%	6.4%
Publishing	31.6%	8.8%
Hip Gear	21.2%	18.9%
Hip Coin	37.2%	46.2%
	11.6%	**9.9%**

Video Games

Sales

Video Games hardware and software sales for the year increased by $27.0 million or 12.8% compared to last year. This increase was due primarily to increased sales of valueware (software on-hand marked down by suppliers or purchased opportunistically at reduced prices) and an increase in frontline video game software releases for the newer Microsoft X-Box and Nintendo Game Cube console platforms, which were introduced in November 2001. As well, the increase was affected by the significant increase in the installed base of Sony PlayStation2 (introduced October 2000) this year versus last year. These increases were partially offset by hardware price reductions announced in May 2002 of 33% for each of the Sony PlayStation2 and Microsoft X-Box and 25% for the Nintendo Game Cube.

Video Games sales for 2003 compared to 2002 are shown below:

	Year ended March 31	
Sales in $ millions	**2003**	**2002**
Frontline software	$119.1	$107.0
Valueware	22.6	10.3
Hardware	86.1	86.1
1st Party accessories	10.4	7.9
Video Game Sales	$238.2	$211.3

Gross margin

Video Games margins for the year were 8.8%, compared to 6.7% last year. The increase in gross margins was primarily due to an increase in the sales mix of higher margin video game software and increased gross margins on sales of console hardware resulting from favourable pricing from suppliers.

PC Games

Sales

PC Games sales for 2003 increased $10.7 million or 30.0%, primarily due to a year-over-year increase in the release of PC software titles and a broader customer base, as new customers were added during mid-fiscal 2002. In addition, the Company broadened its product lines by adding new publishing suppliers during the year. For example, during the last fiscal quarter of 2003, the Company was able to add a line of income tax preparation software to its product offerings. This product represented incremental sales of $4.8 million.

Gross margin

PC Games margins for the year were 16.2% compared to 19.1% for last year. The decline in margins was principally due to an increase in sales of income tax preparation software at significantly lower margins.

Movies

Sales

Sales for the Movies business increased by $39.1 million to $44.8 million. The increase in sales was a result of: (1) Hip commencing its movies distribution operations during August 2001, hence only seven months sales in fiscal 2002, and (2) sales of Tévica Inc., acquired August 30, 2002, which were consolidated into the results of Hip's Movies Business Unit from the date of acquisition. With the significant growth in penetration of the DVD format, the movie business is going through a period of change. Sell-through of DVD product is accelerating, while VHS sales are declining. This shift in sales mix is shown below:

	Year ended March 31	
% of sales	**2003**	**2002**
DVD movies	59.9%	39.2%
VHS movies	40.1%	60.8%
	100.0%	100.0%

Gross margin

Gross margin for the Movies business was 8.1% in fiscal 2003 compared to 6.4% last year. With the acquisition of Tévica, margins have improved as the mix of sales has shifted to a blend of more independent retail accounts and fewer lower margin sub-distribution customers. As this business unit grows its independent account market, this trend is anticipated to continue, with margins closer to traditional levels of approximately 8 - 9%.

Publishing

Sales

Compared to 2002, Publishing sales for the year increased by $11.8 million to $14.4 million, as the Company continued to focus on this strategic business. During the year, the Company secured exclusive distribution rights for the North American market and released a number of successful PC game software titles such as *Duke Nukem: The Manhattan Project* (75,000 units sold), *Divine*

Divinity (44,000 units), *American Sharpshooter* (27,000 units) and *American Conquest* (27,000 units). The Company refers to these types of business arrangements as Exclusive Distribution.

In addition, the Company obtained an exclusive license from Riverdeep plc to publish PC educational and productivity software under The Learning Company and Broderbund brands for the Canadian market. This arrangement is Licensed Publishing.

The results for the year are summarized as follows:

	Year ended March 31	
in $ millions	**2003**	**2002**
Sales		
Exclusive Distribution	$9.0	$2.6
Licenced Publishing	5.4	-
	$14.4	**$2.6**

Gross margin

Publishing margins for the year increased to 31.6% from 8.8% last year. Margins were positively impacted by the Company's new licensed publishing arrangement with Riverdeep plc for products branded as The Learning Company and Broderbund. Margins for these products, sold under the exclusive in Canada arrangement, are significantly higher than the margins for the Company's other product lines.

Gross margins for the exclusive distribution and licensed publishing businesses are shown below:

	Year ended March 31	
% of sales	**2003**	**2002**
Exclusive Distribution	17.3%	8.8%
Licensed Publishing	55.6%	-
	31.6%	8.8%

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories, bundled game software and, for the prior year, sales of close-out third party accessory merchandise purchased opportunistically during the first quarter of fiscal 2002. Sales for 2003 compared to 2002 are summarized as follows:

	Year ended March 31	
Sales in $ millions	**2003**	**2002**
Hip Gear accessories	$6.2	$1.9
Bundled software	3.0	5.0
3rd party value priced accessories	-	2.7
	$9.2	$9.6

Sales of Hip Gear accessories increased by $4.3 million in fiscal 2003, as the Company continued its focus on growing this higher margin business. During the year, the Company expanded its accessory business into the U.S. market and secured placement for its products at several U.S. retailers, including CompUSA, Gamestop and Fry's Electronics. The Company hired four experienced sales representatives based in the U.S. to meet the Company's objective of expanding the accessory business into the larger U.S. market.

Gross margin

Hip Gear™ margins for the year were 21.2% compared to 18.9% last year.

Hip Coin

Sales

Hip Coin sales increased by $2.8 million to $8.3 million for fiscal 2003 compared to $5.5 million last year, which was largely a result of increased distribution sales of video arcade game equipment.

Gross margin

Hip Coin margins have declined in fiscal 2003 from levels achieved last year, due to an increased mix of lower margin distribution sales, as this division commenced its distribution operations during the first quarter of this year. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10-15% for distribution sales of this business unit.

Operating Expenses

For 2003, operating expenses were $20.4 million or 5.6% of sales compared to $20.7 million or 7.6% of sales for fiscal 2002. The decrease was primarily due to the fact that, during fiscal 2002, the Company embarked on a cost savings initiative to streamline operations and improve profitability. Management was successful in reducing costs by approximately $3 million or 15%.

Offsetting these savings were the following:

(1) On November 1, 2002, the Company entered into an agreement to supply its Hip Gear™ accessories product line to CompUSA, a U.S.-based retailer with approximately 229 locations. The agreement provides for a two-year contract for Hip to be the preferred supplier to CompUSA of video game accessories. As is common practice in the industry, to obtain the contract, the Company agreed to purchase CompUSA's accessory inventory on-hand, originally supplied by CompUSA's former supplier. During the year the Company incurred a loss of $0.5 million on the resale of this inventory, which has been recorded in selling, general and administrative expenses;

(2) Since September 2002, the Company has hired four sales representatives based in the United States to develop the Company's Hip Gear™ and Publishing businesses in that market; and

(3) Incremental costs relating to increased sales, year-over-year.

MANAGEMENT'S DISCUSSION & ANALYSIS

Interest Expense and Amortization of Capital Assets

Interest expense was $1.3 million for the year compared to $1.6 million last year. Average borrowings for the year were approximately $15.4 million compared to $16.0 million last year. The average borrowing rate for fiscal 2003 was approximately 5.0% compared to 6.0% last year.

Amortization of capital assets was $1.9 million for fiscal 2003 compared to $1.8 million last year. The increase in amortization was primarily due to the accelerated amortization and write-off of the Company's old accounting software, which was replaced with a new Enterprise Resource Planning (ERP) system in September 2002, and accelerated amortization of Hip Coin's video game equipment, which was revalued during the fourth quarter of fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a $3.3 million net cash position as at March 31, 2003, compared to a net loan of $3.5 million at March 31, 2002. During the year ended March 31, 2003, the Company generated $10.7 million in cash from operations ($17.7 million cashflow from earnings less a $7.0 million investment in working capital), compared to $0.6 million last year. The Company used this cash to: (1) repay bank indebtedness of $4.2 million, (2) make capital expenditures of $3.4 million, and (3) acquire Tévica Inc. for $0.6 million, net of cash acquired. In addition, cash was generated through the exercise of warrants and options totaling $0.4 million and receipts of notes receivable of $0.3 million.

The Company's working capital requirements are provided by internally generated cash flow and a credit facility with its asset-based lender, Congress Financial Corporation (Canada). Management believes that in addition to its credit facility with Congress Financial, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth.

Capital expenditures were $3.4 million during fiscal 2003, compared to $2.0 million last fiscal year. Capital expenditures for fiscal 2003 are summarized below:

in $ millions	**2003**
Enterprise Resource Planning System (ERP) including related hardware	$1.4
Arcade video game equipment	0.8
Warehouse equipment for existing and the new Vancouver facility	0.4
Leasehold improvements in Mississauga, Vancouver and Hip Coin	0.3
Computer hardware	0.2
Other	0.3
	$3.4

Balance Sheet

As at March 31, 2003, the Company had assets of $110.4 million compared to $74.6 million as at March 31, 2002. Shareholders' equity was $46.5 million compared to $30.8 million as at March 31, 2002.

The accounts receivable balance as at March 31, 2003 was $41.6 million (46 days outstanding) compared to $19.9 million (35 days outstanding) as at March 31, 2002. Days sales outstanding as at

March 31, 2003 has been negatively impacted by the Movies business, which had days sales outstanding at year end of 60 days. For the Movies business, customers normally pay their accounts within 60 days from invoice date and suppliers generally provide the Company with 60-90 day payment terms. At March 31, 2003, approximately 89% (2002 – 94%) of the Company's customer balances were aged less than 60 days from the invoice date.

As at March 31, 2003, total inventory was $27.9 million (with inventory turning at 11.5 times) compared to $20.4 million as at March 31, 2002 (turning 11.4 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. As at March 31, 2003, the Company provided $2.7 million for slow moving inventory on-hand and in the field. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time-to-time to ensure that retail inventory continues to be current.

Prepaid expenses at March 31, 2003 were $4.9 million compared to $2.2 million as at March 31, 2002. As a condition of the Riverdeep plc licensed publishing agreement, the Company agreed to pay a non-refundable royalty fee of US$3.0 million representing royalties due for the first US$12.0 million of sales under the arrangement. To March 31, 2003, the Company paid $3.9 million (US$2.5 million) of that obligation. As at March 31, 2003, $3.1 million of prepaid royalties, net of accumulated amortization was included in Prepaid Expenses. Subsequent to March 31, 2003, the Company extended this arrangement to September 30, 2007 and has committed to advance an additional $5.3 million to Riverdeep under this publishing agreement. In addition, the Company entered into other publishing agreements whereby it has been required to pay $0.8 million representing prepayments for future purchases of software titles.

Goodwill at March 31, 2003 was $22.7 million compared to $17.8 million at March 31, 2002. The increase of $4.9 million resulted from (1) $4.3 million in respect of the conversion of the remaining Series A preference shares, which was contingent consideration relating to the acquisition of the video game business in fiscal 2001, and (2) $0.6 million relating to the acquisition of Tévica on August 30, 2002.

Accounts payable as at March 31, 2003 was $59.9 million (representing approximately 68 days outstanding) compared to $36.0 million (50 days outstanding) as at March 31, 2002. At March 31, 2003, approximately 76% (2002 – 87%) of supplier balances were aged less than 60 days from invoice date. As discussed above, days purchases outstanding in Accounts Payable at March 31, 2003 was impacted by more favorable terms provided to the Company's movies business this year compared to last year.

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as follows:

	$ millions
2004	1.1
2005	1.0
2006	0.4
2007	0.2
	$2.7

In addition, the Company has committed to advance $0.5 million to a company which is 50% owned by a director of Hip.

Risk Factors
All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Dependence on Key Suppliers
The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and marketing resources than Hip, will not refuse to supply Hip and independently market their products which compete with Hip's products in the future or will not otherwise discontinue their relationships with or support of the Company. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition.

Fluctuations in Operating Results
Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's distribution business have been historically narrow, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's selling and general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel, or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology
Rapid technological advances, evolving industry standards and frequent new product introductions and enhancements, characterize the markets for Hip's products. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users requirements and to achieve market penetration.

Dependence on Key Personnel
The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team would have a material adverse effect on Hip's operations and business prospects.

Risks Associated with Product Returns: Price Protection
Consistent with industry practice in certain circumstances, the Company allows retailers and end users to return products for credits toward the purchase of additional products. Competitors'

promotional or other activities could cause returns to increase sharply at any time. Further, the Company expects that the rate of product returns could increase above historical levels to the extent that the Company introduces new versions. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products, including Hip gear accessory and Publishing products, and is likely to face increasing price competition.

Foreign Exchange Risk
Most of Hip's purchases of inventory are denominated in U.S. dollars whilst a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Future Capital Requirements
In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price
Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Contingencies
During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations in the year such loss is determinable.

HIP INTERACTIVE CORP. CORPORATE INFORMATION

Head Office	240 Superior Boulevard Mississauga, ON L5T 2L2 Tel: 905-362-3760 Fax: 905-362-1995
Directors and Officers	Joseph H. Wright, *Chairman, Director* Peter Cooper, *Director* Thomas A. Fenton, *Director* Christopher Gilbert, *Director* Richard B. Grogan, *Director* Mark Rider, *Director* Arindra Singh, *Director, President & Chief Executive Officer* Peter Lee, *Chief Financial Officer* Oliver Bock, *Vice-President* Gabrielle Chevalier, *Vice-President* Ronald Grimard, *Vice-President* Jack Lamba, *Vice-President* Stan Samole, *Vice-President* Sanjay Singh, *Vice-President* Peter Young, *Vice-President*
Legal Counsel	Aird & Berlis LLP
Auditors	PricewaterhouseCoopers LLP
Transfer Agent	Equity Transfer Services Inc.
Stock Exchange Listing	The Toronto Stock Exchange (TSX)
Stock Symbol	HP
Investor Relations	Contact: jlee@hipinteractive.com
Website	www.hipinteractive.com